# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canada Goose Holdings Inc., CIK 0001690511
CUSIP: 135086106
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 100 Queen's Quay East, 22nd Floor,, Toronto,, Ontario Canada (A6), M5E 1V3
Date of event which requires filing of this statement: 03/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002122455

## Reporting persons
- FORTUNE ENRICHMENT HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 3,859,277; sole dispositive power 0; shared dispositive power 3,859,277; aggregate amount beneficially owned 3,859,277 (8.37% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents 3,859,277 Subordinate Voting Shares of the Issuer directly held by FORTUNE ENRICHMENT HOLDINGS LIMITED, a British Virgin Islands company. FORTUNE ENRICHMENT HOLDINGS LIMITED is directly wholly owned by LUCKY SEASON LIMITED, which is wholly owned by LUCKY SEASON TRUST. LUCKY SEASON TRUST is controlled by Zheyu Huang, the beneficiary.
  
  Note to Row (11): The percentage presented here is calculated based on 46,124,373 Subordinate Voting Shares issued and outstanding, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on February 5, 2026.
- LUCKY SEASON LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 3,859,277; sole dispositive power 0; shared dispositive power 3,859,277; aggregate amount beneficially owned 3,859,277 (8.37% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents 3,859,277 Subordinate Voting Shares of the Issuer directly held by FORTUNE ENRICHMENT HOLDINGS LIMITED, a British Virgin Islands company wholly owned by LUCKY SEASON LIMITED. LUCKY SEASON LIMITED is directly wholly owned by LUCKY SEASON TRUST. LUCKY SEASON TRUST is controlled by Zheyu Huang, the beneficiary.
  
  Note to Row (11): The percentage presented here is calculated based on 46,124,373 Subordinate Voting Shares issued and outstanding, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on February 5, 2026.
- LUCKY SEASON TRUST: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 3,859,277; sole dispositive power 0; shared dispositive power 3,859,277; aggregate amount beneficially owned 3,859,277 (8.37% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents 3,859,277 Subordinate Voting Shares of the Issuer directly held by FORTUNE ENRICHMENT HOLDINGS LIMITED, a British Virgin Islands company. FORTUNE ENRICHMENT HOLDINGS LIMITED is directly wholly owned by LUCKY SEASON LIMITED, which is a wholly-owned subsidiary of LUCKY SEASON TRUST. LUCKY SEASON TRUST is wholly controlled by Zheyu Huang, the beneficiary.
  
  Note to Row (11): The percentage presented here is calculated based on 46,124,373 Subordinate Voting Shares issued and outstanding, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on February 5, 2026.
- Zheyu Huang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 3,859,277; sole dispositive power 0; shared dispositive power 3,859,277; aggregate amount beneficially owned 3,859,277 (8.37% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents 3,859,277 Subordinate Voting Shares of the Issuer directly held by LUCKY SEASON TRUST. LUCKY SEASON TRUST is controlled by Zheyu Huang, the beneficiary. Note to Row (11): The percentage presented here is calculated based on 46,124,373 Subordinate Voting Shares issued and outstanding, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on February 5, 2026.

## Item 1. Issuer
Name of issuer: Canada Goose Holdings Inc.
Address of issuer's principal executive offices: 100 Queen's Quay East, 22nd Floor, Toronto, Ontario, Canada.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by FORTUNE ENRICHMENT HOLDINGS LIMITED, a British Virgin Islands company ("Fortune Holdings"), LUCKY SEASON LIMITED, a British Virgin Islands company ("Lucky Season"), LUCKY SEASON TRUST, a British Virgin Islands company ("Lucky Trust"), and Zheyu Huang, the beneficiary of LUCKY SEASON TRUST ("Zheyu Huang", and together with Fortune Holdings, Lucky Season and Lucky Trust, the "Reporting Persons" and each, a "Reporting Person").

Fortune Holdings, a British Virgin Islands company, is directly wholly owned by Lucky Season, which is a wholly-owned subsidiary of Lucky Trust. Lucky Trust is controlled by Zheyu Huang, the beneficiary. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is Unit 1217, 12/F, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong.
Citizenship:
FORTUNE ENRICHMENT HOLDINGS LIMITED - British Virgin Islands
LUCKY SEASON LIMITED - British Virgin Islands
LUCKY SEASON TRUST - British Virgin Islands
Zheyu Huang- Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Row (9) on the attached cover page(s).
Percent of class: See the response(s) to Row (11) on the attached cover page(s).
Sole power to vote or to direct the vote: See Row (5) of each cover page.
Shared power to vote or to direct the vote: See Row (6) of each cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I: Joint Filing Agreement, dated as of March 20, 2026, by and among Fortune Enrichment Holdings Limited, Lucky Season Limited, Lucky Season Trust and Zheyu Huang.

## Signatures
- FORTUNE ENRICHMENT HOLDINGS LIMITED: /s/ Jiezhong Luo, Authorized Signatory (03/20/2026)
- LUCKY SEASON LIMITED: /s/ Jiezhong Luo, Authorized Signatory (03/20/2026)
- LUCKY SEASON TRUST: /s/ Jiezhong Luo, Authorized Signatory (03/20/2026)
- Zheyu Huang: /s/ Jiezhong Luo, Authorized Signatory (03/20/2026)